

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DC





05003184

January 27, 2005

J. Sue Morgan
Perkins Coie
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/27/2005

Re: The Boeing Company
Incoming letter dated December 21, 2004

Dear Ms. Morgan:

This is in response to your letter dated December 21, 2004 concerning the shareholder proposal submitted to Boeing by Thomas Finnegan. We also have received a letter on the proponent's behalf dated December 30, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Perkins Coie

1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.359.8000
FAX: 206.359.9000
www.perkinscoie.com

J. SUE MORGAN
206-359-8447
SMorgan@perkinscoie.com

December 21, 2004


SEC MAIL PROCESSING
RECEIVED
DEC 2 2 2004
WASH. D.C.
202
SECTION

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Concerning Annual Election of Directors Submitted by Thomas Finnegan, With John Chevedden as Proxy, for Inclusion in The Boeing Company 2005 Proxy Statement

Dear Sir or Madam:

We are counsel to The Boeing Company, a Delaware corporation ("***Boeing***" or the "***Company***"). On November 8, 2004, Boeing received a proposed shareholder resolution and supporting statement from Thomas Finnegan, with John Chevedden as proxy (the "***Proponent***" or "***Mr. Chevedden***"), for inclusion in the proxy statement (the "***2005 Proxy Statement***") to be distributed to the Company's shareholders in connection with its 2005 Annual Meeting. Later, on November 25, 2004, the Proponent submitted a revised shareholder resolution and supporting statement (together, the "***Proposal***"). The Company, as it is permitted to do under *Staff Legal Bulletin No. 14* at E(2), accepted the revised Proposal.

We hereby request that the staff of the Division of Corporation Finance (the "***Staff***") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "***Commission***") if, in reliance on certain provisions of Commission Rule ("***Rule***") 14a-8 under the Securities Exchange Act of 1934, as amended, Boeing excludes the portions of the Proposal identified below from its proxy materials.

Further, in accordance with Rule 14a-8(j), on behalf of Boeing, the undersigned hereby files six copies of this letter and the Proposal, which is attached to this letter as **Exhibit A**.

We are also simultaneously forwarding a copy of this letter, with copies of all enclosures, to Mr. Finnegan and Mr. Chevedden as notice to the Proponent of the Company's intention to exclude portions of the Proposal from the proxy materials. Mr. Finnegan's letter to the Company submitting the Proposal appoints Mr. Chevedden as proxy to act on behalf of Mr. Finnegan on shareholder matters concerning the Proposal. Mr. Finnegan's letter also requests that all future communications be directed to Mr. Chevedden.

The Proposal

The Proposal relates to the annual election of directors and states, in relevant part:

> *RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director. This would include that our director elections completely convert from the current stagger system to 100% annual election of each director in one election cycle if practicable.*

Summary of Basis for Exclusion

We have advised Boeing that it properly may exclude portions of the Proposal from the 2005 Proxy Statement because under Rules 14a-8(i)(3)/14a-9 they are materially false or misleading.

The reasons for our conclusions in this regard are more particularly described below.

Explanation of Basis for Exclusion

1. Portions of the Proposal are excludable under Rules 14a-8(i)(3)/14a-9 because they are materially false or misleading.

Portions of the Proposal are properly excludable under Rules 14a-8(i)(3)/14a-9 because they contain statements that are false or misleading, irrelevant to shareholders considering the Proposal, and impugn the conduct, character, integrity or reputation of the Board of Directors (the "***Board***") and the ex-CEO without factual foundation.

Rule 14a-8(i)(3) permits a company to exclude portions of a shareholder proposal or supporting statement from its proxy statement if such portions are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. *Staff Legal Bulletin No. 14B* ("*SLB 14B*") has clarified the use of Rule 14a-8(i)(3) as a basis for excluding false and misleading statements in shareholder proposals. Specifically, Section B.4 of *SLB 14B* makes clear that reliance on Rule 14a-8(i)(3) to exclude a statement may be appropriate where:

- *Statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation;*
- *The company demonstrates objectively that a factual statement is materially false or misleading; and*
- *Substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote.*

By letter of December 14, 2004, we brought the statements described below to the attention of Mr. Chevedden and explained the grounds upon which we believe they are excludable under Rule 14a-8(i)(3) and *SLB 14B*. In a follow-up telephone conversation on December 21, 2004 with Company counsel, Mr. Chevedden declined to delete the statements, making this no-action letter request necessary.

The **last sentence in Paragraph 5** of the Proposal states:

> *Furthermore, year-after-year our Directors hired an expensive law firm which aggressively tried (and failed) to exclude us from voting on a number of key proposals.*

We believe that this statement is irrelevant to the Proposal and impugns the conduct of the Board without factual foundation. Rule 14a-9, note (b) includes among the examples of false or misleading statements, "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." The statement implies that the Board is somehow engaging in improper conduct by retaining legal counsel to vet the Proponent's numerous proposals. We note that, in the past, the Staff has concurred in the exclusion of similar language in Mr. Chevedden's proposals. *See The Boeing Co.* (Feb. 18, 2003) (instructing the Proponent to delete "[o]ur management hired an expensive law firm to try to prevent shareholders from even voting on this and other ballot topics"); *The Boeing Co.* (Feb. 7, 2002) (instructing the Proponent to delete "[i]n recent years the Board has allowed the hiring of an expensive law firm in response to routine shareholder proposals. The expensive law firm frequently attempts (and often fails) to totally exclude routine shareholder proposal topics from a vote of the very shareholders that the Board owes a fiduciary duty to"); *Alaska Air Group, Inc.* (Mar. 14, 2003) (instructing the Proponent to delete "[s]hareholders may ask our company why it hired an expensive law firm to totally exclude this topic from the shareholder ballot in 2002").

The **first sentence and first bullet point of Paragraph 8** of the Proposal state:

> *Annual election would allow us to meaningfully express to each director annually our concerns such as:*
> *• Cumulative ethical lapses, including those by our ex-CEO, ex-CFO and ex-Senior VP which could result in $23 billion in lost 767 business.*

We believe that this statement is objectively false and misleading. The Company's ex-CEO, Phil Condit, has not been accused of, nor has he admitted to committing any "ethical lapses." We note that, in the past, the Staff has concurred in the exclusion of similar objectively false statements in shareholder proposals submitted to Boeing. *See The Boeing Co.* (Feb. 11, 2004) (Staff concurring in exclusion of statement by the Proponent that during 2003 insiders owned 20 percent of Boeing stock, when in fact the percentage was closer to 2 percent); *The Boeing Co.* (Feb. 18, 2003) (Staff concurring in exclusion of statement by the Proponent that Level 3 had adopted his proposal when it had not done so); *The Boeing Co.* (Feb. 16, 2001) (Staff concurring in exclusion of statement that the IRS had suspended approval of all cash-balance plan conversions since September 1999, when in fact the IRS had not done so).

In addition, this statement impugns the Company's ex-CEO's conduct, character, integrity and reputation without factual foundation. The Staff has granted relief in the past to the Company and other companies where a statement impugned conduct, character, integrity or personal reputation without factual foundation. *See The Boeing Co.* (Feb. 26, 2003) (directing the Proponent to delete the statement that "[t]here is no evidence that our management located any of the numerous reports that support this shareholder proposal topic," among others, based, in part, on the Company's argument that the statement was misleading, irrelevant and indirectly impugned the character of the Board); *First Energy Corp.* (Feb. 23, 2004) (instructing the proponent to delete "[c]ompany officials may, in fact, be funding groups and candidates whose agendas are antithetical to the interests of it, its shareholders and its stakeholders" based on the argument that the statement impugned the character and reputation of the company's board and executives); *General Electric Co.* (Jan. 25, 2004) (instructing the Proponent to delete statements based on the argument that the statements impugned the character of the company's board and management); *Alaska Air Group, Inc.* (Mar. 14, 2003) (instructing the proponent to delete "[a]lthough Delaware law allows some flexibility our company requires an 80%-yes vote from all shares in existence to adopt this proposal topic" based, in part, on the company's argument that the statement impugned the integrity of the company and its officers and directors); *Honeywell Int'l, Inc.* (Jan. 15, 2003) (directing the proponent to delete multiple statements from his proposal, including "[t]here is evidence that our management has not thoroughly researched shareholder proposal topics" and "[f]rom the text our management appears to over-rely on an entrenched long-term strategy," based on the company's argument that such statements impugned the character and integrity of the company's board of directors); *The Coca-Cola Co.* (Jan. 9, 2003) (instructing the proponent to delete "as happened last year when the Board re-priced stock options given to our CEO" based, in part, on the company's argument that the statement charged the board with improper conduct without factual foundation).

* * * * *

For the foregoing reasons, we believe that portions of the Proposal's supporting statement may be omitted from the 2005 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if portions of the Proposal's supporting statement are excluded.

Boeing anticipates that its definitive 2005 Proxy Statement and form of proxy will be finalized for filing and printing on or about March 18, 2005. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 359-8447.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,



J. Sue Morgan

JSM:smg
Enclosures

cc: John Chevedden
Thomas Finnegan
Mark R. Pacioni, Assistant Corporate Secretary and Counsel, The Boeing Company

EXHIBIT A

Thomas Finnegan
8152 S.E. Ketchum Road
Olalla, WA 98359

11-25-04 UPDATE
John Chevedden

Mr. Lewis Platt
Chairman
The Boeing Company (BA)
100 N. Riverside
Chicago, IL 60606
PH: 312-544-2000
FX: 312-544-2710

Dear Mr. Platt,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,
Thomas Finnegan
Thomas Finnegan

10-25-04
Date

cc: James C. Johnson
Corporate Secretary
PH: 312-544-2803
FX: 312 544-2082
FX: 312-544-2829
Mark Pacioni
PH: 312-544-2821
FX: 312-544-2084

[November 25, 2004]
3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director. This would include that our director elections completely convert from the current stagger system to 100% annual election of each director in one election cycle if practicable.

The Safeway Inc. 2004 definitive proxy is one example of converting from a complete stagger system to a complete annual election of each director system in one election cycle.

Thomas Finnegan, 8152 S.E. Ketchum Road, Olalla, WA 98359 submitted this proposal.

70% Yes-Vote
Thirty-five (35) shareholder proposals on this topic achieved an impressive 70% average yes vote in 2004. The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommended adoption of this proposal topic.

We as shareholders voted in support of this topic.

Year	Rate of Support
1999	51%
2002	50.5%
2003	56%
2004	59%

These percentages are based on yes and no votes cast. These repeated votes prevailed even though our Directors had objected in extra letters to shareholders. These extra director objections were paid for by our company. Furthermore, year-after-year our Directors hired an expensive law firm which aggressively tried (and failed) to exclude us from voting on a number of key proposals.

The Council of Institutional investors recommended adoption of any shareholder proposal which wins but one majority shareholder vote. Apparently our Direcotrs feel that 4-times the Council's threshold is not enough. In failing to take positive action our Directors did not reasonably cite that they had commissioned a single shareholder survey by an independent expert to understand shareholders' consistent support for this topic.

Lockheed Martin shareholders already benefit from annual election of each director and Raytheon Directors moved to adopt this topic on November 2, 2004.

Annual election would allow us to meaningfully express to each director annually our concerns such as:

- Cumulative ethical lapses, including those by our ex-CEO, ex-CFO and ex-Senior VP which could result in $23 billion of lost 767 business.
- Employment discrimination.
- Our "famously forgiving board of directors" – as described in *Business Week*.

I believe annual election for each director should be triggered when the majority of Directors standing for election receive more than 10% withheld (No) votes each in an uncontested election.

At our 2004 annual meeting 3 of 4 directors were the object of more than 16% withheld votes each:

	Withheld
• John Biggs	16%
• John Bryson	17%
• Rozanne Ridgway	17%

By contrast Linda Cook with the least tenure on our board received only 4% withheld votes. Percentages are based on "For" and "Withheld" votes.

Best for the Investor

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said:
"In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

Elect Each Director Annually
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Shares are intended to be held until after the shareholder meeting.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

December 30, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Boeing Company (BA)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Elect Each Director Annually
Proponent: Thomas Finnegan

Ladies and Gentlemen:

In a heavy-handed manner the company sought to have accurate text eliminated from this proposal through a 48-hour limit ultimatum to the shareholder. The attached December 15, 2004 letter to the Staff describes how the company sat on this and other shareholder proposals for weeks and then gave the shareholders 48-hours to response under threat of submitting a no action request letter. These letters arrived on December 15, 2004 with a response deadline of December 17, 2004. Not surprisingly the company failed to include copies of theses threatening letters in its no action request.

The first accurate statement is:
"Furthermore, year-after-year our Directors hired an expensive law firm which aggressively tried (and failed) to exclude us from voting on a number of key proposals."

The company does not dispute the accuracy of this statement. Instead the company devised its own inflammatory "implies" statement from this text. Then the company argues that purported precedents fit the company's own inflammatory "implies" statement. The company leaves all to speculate on how it devised its "implies" statement.

The company argument is incomplete in that it fails to address whether it would be more likely for shareholders to come to a non-inflammatory inference such as the company vigorously reviews shareholder proposals. The company does not discuss the likelihood of many shareholders coming to the company's inflammatory inference.

It would be useful for just one of the many companies that devise these inflammatory inferences to have such inference backed up by a JD Power focus group input from a representative sample of shareholders on the probability of drawing such a inflammatory inference from the proposal text.

The second accurate statement is:

"Annual election would allow us to meaningfully express to each director annually our concerns such as:

- Cumulative ethical lapses, including those by our ex-CEO, ex-CFO and ex-Senior VP which could result in $23 billion of lost 767 business."

The company requests that one word be removed, "ex-CEO." Yet *Air Transport World* said, "Condit gets door" in the enclosed article from January 2004. Quotes from the article include:

- "On Dec, 1, Phil Condit, chairman and CEO since 1997, resigned in the wake of allegations over *corporate misbehavior* in Boeing's pursuit of a contract to lease 100 767 tankers to the US Air Force."
- "Only a week before his *fall*, the company had *sacked* Executive VP and CFO Mike Sears over his role in the hiring of a former US government official who was involved in evaluating the tanker proposal. The former official was *fired* as well." (Italics added)

The company does not dispute the potential "$23 billion of lost 767 business." Thus the potential loss of such a magnitude must hold the CEO responsible for the underlying "corporate misbehavior."

This proposal is believed to conform to Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances: ...

- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Sincerely,



John Chevedden

cc: Thomas Finnegan
Mark Pacioni

6 Copies December 15, 2004
FX: 202-942-9525

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

The Boeing Company (BA)
Company 48-Hour Ultimatum and Rule 14a-8

Lades and Gentlemen:

This is an alert on a threatening company practice which should be discouraged. The Boeing company has sat on four rule 14a-8 proposals for weeks. Now the company threatens to file four no action request letters within the next 48-hours if the shareholders do not make the changes Boeing dictated. One of the Boeing dictations is 5-pages long.

At this stage of the rule 14a-8 process the normal deadline is 14-days. Thus Boeing, or any other company, should not threaten a shareholder with anything unless 14-days are allowed for response.

Sincerely,



John Chevedden

cc: James C. Johnson
Corporate Secretary

NEWSBRIEFS

Dreamliner gets go ahead, Condit gets door

Boeing's board of directors in mid-Dec. gave permission for the company to offer its proposed 7E7 Dreamliner to customers. The decision, which seemingly paves the way for launch of the company's first new jet program in more than a decade, was a bittersweet moment in light of all that occurred in the weeks leading up to it.

On Dec. 1, Phil Condit, chairman and CEO since 1997, resigned in the wake of allegations over corporate misbehavior in Boeing's pursuit of a contract to lease 100 767 tankers to the US Air Force. Condit, 62, said he was leaving the company where he worked for more than 38 years, "as a way to put the distractions and controversies of the past year behind us."

Only a week before his fall, the company had sacked Executive VP and CFO Mike Sears over his role in the hiring of a former US government official who was involved in evaluating the tanker proposal. The former official was fired as well.

The deal, which subsequently was approved in modified form, now has been frozen amid a flurry of government investigations into the awarding of the contact. The tanker controversy came in the same year that Boeing was sanctioned by USAF for improprieties in bidding on expendable launch vehicles in a decision that cost it an estimated $1 billion in contracts.

Ironically, Condit's successor as CEO, Harry Stonecipher, was instrumental in bringing Sears to Boeing and was a strong advocate of Condit's strategy of expanding the company out of its core civil aircraft manufacturing business into areas such as satellites that have turned out to be costly disappointments. Today, with Boeing trailing Airbus in deliveries, orders and backlog, the decision to downplay the civil side may come back to haunt the new CEO, who presided over the demise of the Douglas Aircraft line when he was president and CEO of McDonnell Douglas Corp. in the mid-1990s. Stonecipher, 67, retired from Boeing as vice chairman in 2002 and returns to a company he joined in 1997 as president and COO through its purchase of McDonnell Douglas.

The Boeing board also named former Hewlett-Packard Chairman and CEO Lewis Platt as non-executive chairman.


7E7 Structures Work Share
Boeing 35%
Japan 35%
Vought/Alenia 26%
Other 4%

Boeing will be responsible for only around 35% of the structure of the 7E7. Most of the wing work will be sourced to Mitsubishi Heavy Industries, Kawasaki Heavy Industries and Fuji Heavy Industries of Japan.

Mullin leaves a mixed legacy

Delta Air Lines Chairman and CEO Leo Mullin, who steps down as CEO Jan. 1, leaves a mixed legacy. After joining Delta in 1997, he restored morale and customer service levels that had suffered under former CEO Ron Allen's draconian Leadership 7.5 program. Mullin led Delta into the SkyTeam alliance and a broad codesharing agreement with Continental Airlines and Northwest Airlines. Under his leadership, Delta was transformed from a technology laggard into a pacesetter. Following 9/11 he assumed a broader industry role, helping to persuade Congress to provide $5 billion in emergency aid to crippled airlines.

But Mullin also signed the industry's richest pilot contract and was unable to wring concessions from the group during the the downturn. His status as an industry leader was shaken badly by revelations nearly a year ago of generous pension and retention bonuses negotiated on his behalf and that of other top executives in the midst of widescale layoffs and benefit reductions for others.

His successor, Gerald Grinstein, needs to succeed where Mullin failed by lowering Delta's unit costs sufficiently to make the airline competitive in today's revenue-starved environment. Shortly after Mullin announced his departure in late Nov., the pilot union offered to reduce its hourly pay by 9% and forego a 4.5% pay raise set for next May, far below management's request for a 22% pay cut the union rejected last year.

Grinstein is a 16-year member of Delta's board whose association with the carrier dates to its acquisition of Western Airlines in the late 1980s when he was CEO of Western. This is his second stint as an interim leader at Delta, having served in that role following Allen's sacking. He also is a former CEO of Burlington Northern railroad.

Mullin will serve as chairman until Delta's annual meeting in April. Board member John Smith, formerly chairman and CEO of General Motors, will assume the position of nonexecutive chairman at the meeting.

Airlines ordered to conduct random inspections of cargo

US Transportation Security Administration said in Nov. it will require passenger and freight airlines to carry out random inspections of air cargo and directed that non-US all-cargo carriers transporting goods into and out of the US comply with "the same security procedures" that US carriers must follow. But TSA will not require 100% physical screening of air cargo because it is "impractical" given technological and infrastructure limitations.

The agency announced the new mandates as it unveiled its Air Cargo Strategic Plan intended to address acknowledged shortcomings in US air cargo security. Improving the known shipper program, creating a cargo prescreening system and deploying current and emerging inspection technologies are part of the plan.

Amadeus GDS introduces 'value-based' pricing model

In response to what it describes as "radical changes in the airline industry," Amadeus Global Travel Distribution is introducing a "value-based pricing model" effective Jan. 1. Under the new structure, bookings are divided into "premium value" and "standard value." Premium value is defined as "intercontinental bookings, domestic and intra-continental reservations made outside an airline's home/prime market," while standard value bookings are "domestic and intra-continental reservations made within an airline's home/prime market."

Acknowledging the success of low-fare carriers that largely bypass GDSs, Amadeus said it will launch a pilot program offering a reduced-fee option for airlines "to distribute selected low-fare content through specific reservation classes."

Asia/Pacific report

Japan Airlines System Corp., the holding company of Japan Airlines and Japan Air System,

[November 25, 2004]

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director. This would include that our director elections completely convert from the current stagger system to 100% annual election of each director in one election cycle if practicable.

The Safeway Inc. 2004 definitive proxy is one example of converting from a complete stagger system to a complete annual election of each director system in one election cycle.

Thomas Finnegan, 8152 S.E. Ketchum Road, Olalla, WA 98359 submitted this proposal.

70% Yes-Vote

Thirty-five (35) shareholder proposals on this topic achieved an impressive 70% average yes vote in 2004. The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommended adoption of this proposal topic.

We as shareholders voted in support of this topic.

Year	Rate of Support
1999	51%
2002	50.5%
2003	56%
2004	59%

These percentages are based on yes and no votes cast. These repeated votes prevailed even though our Directors had objected in extra letters to shareholders. These extra director objections were paid for by our company. Furthermore, year-after-year our Directors hired an expensive law firm which aggressively tried (and failed) to exclude us from voting on a number of key proposals.

The Council of Institutional investors recommended adoption of any shareholder proposal which wins but one majority shareholder vote. Apparently our Direcotrs feel that 4-times the Council's threshold is not enough. In failing to take positive action our Directors did not reasonably cite that they had commissioned a single shareholder survey by an independent expert to understand shareholders' consistent support for this topic.

Lockheed Martin shareholders already benefit from annual election of each director and Raytheon Directors moved to adopt this topic on November 2, 2004.

Annual election would allow us to meaningfully express to each director annually our concerns such as:

- Cumulative ethical lapses, including those by our ex-CEO, ex-CFO and ex-Senior VP which could result in $23 billion of lost 767 business.
- Employment discrimination.
- Our "famously forgiving board of directors" – as described in *Business Week*.

I believe annual election for each director should be triggered when the majority of Directors standing for election receive more than 10% withheld (No) votes each in an uncontested election.

At our 2004 annual meeting 3 of 4 directors were the object of more than 16% withheld votes each:

	Withheld
• John Biggs	16%
• John Bryson	17%
• Rozanne Ridgway	17%

By contrast Linda Cook with the least tenure on our board received only 4% withheld votes. Percentages are based on "For" and "Withheld" votes.

Best for the Investor

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said:
"In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

Elect Each Director Annually
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Shares are intended to be held until after the shareholder meeting.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 27, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 21, 2004

The proposal requests that the board take the necessary steps to adopt and implement the annual election of each director.

We are unable to concur in your view that Boeing may exclude the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Boeing may omit the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Sukjoon Richard Lee
Attorney-Adviser